

January 24, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Aaron's, Inc.
Mr. Steven A. Michaels
Chief Financial Officer
400 Galleria Parkway SE, Suite 300
Atlanta GA30339-3194

> **Re:** **Aaron's, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-13941**

Dear Mr. Michaels:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief
                Office of Manufacturing and
                Construction